Exhibit 99.2

RNS Number: 7606S
Wolseley PLC
02 December 2003

WOLSELEY PLC – DIRECTOR SHARE PURCHASES

2 December 2003

Ordinary shares of 25p each

Wolseley plc hereby notifies the following share purchase made under the Wolseley plc Dividend Reinvestment Plan in respect of the final dividend for the year ended 31 July 2003, which was paid on 1 December 2003.

Director's Name	No. of shares	Purchase price
	purchased on	in pence
	1 December 2003

Robert M.Walker	42	762.00

ends.

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